NO ACT

PE
1-9-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



14005093

DIVISION OF
CORPORATION FINANCE

FEB 19 2014

Washington, DC 20549

February 19, 2014

Thomas S. Moffatt
CVS Caremark Corporation
thomas.moffatt@cvscaremark.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-19-14

Re: CVS Caremark Corporation
Incoming letter dated January 9, 2014

Dear Mr. Moffatt:

This is in response to your letter dated January 9, 2014 concerning the shareholder proposal submitted to CVS by the National Center for Public Policy Research. We also have received a letter from the proponent dated February 6, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

February 19, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CVS Caremark Corporation
Incoming letter dated January 9, 2014

The proposal requests that the board adopt the health care reform principles that are specified in the proposal.

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(7), as relating to CVS's ordinary business operations. In this regard, we note that the proposal appears directed at involving CVS in the political or legislative process relating to an aspect of CVS's operations. We note in particular that, although the proposal asks the company to adopt principles of health care reform, it advocates specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits that appear to relate to CVS's business operations. Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

February 6, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington. DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam.

This correspondence is in response to the letter of Thomas S. Moffatt on behalf of CVS Caremark (the "Company") dated January 9, 2014, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

RESPONSE TO CVS CAREMARK'S CLAIMS

In its no-action request, the Company repeatedly mischaracterizes the text, nature and intent of our Proposal in an attempt to avoid its rightful inclusion in CVS Caremark's 2014 proxy materials. Our Proposal draws from a long-line of Staff precedent allowing proposals that ask a Company to simply adopt principles for health care reform. Specifically, the Staff has repeatedly ruled that proposals such as ours that ask a company to adopt health care reform principles as a societal matter are allowable and do not "deal with matters relating to the company's ordinary business operations." Rule 14a-8(i)(7).

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2014 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

The Proposal May Not Be Excluded Under Rule 14a-8(i)(7) Since It Does Not Involve the Company In any Political or Legislative Process, Nor Does It Direct How the Company Should Lobby on Any Particular Issue

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage the company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Company claims that our Proposal is "excludable because the Proposal seeks to involve the Company in the political or legislative process relating to not only an aspect of the Company's operations, but a core part of the Company's operations." This is a calculated misreading of our Proposal.

The Company is reading language into the Proposal that simply isn't there in an effort to convince the Staff that we are trying to take over CVS Caremark's lobbying operations.

The Staff should not entertain the Company's fictions.

The Proposal never asks the Company to engage in lobbying of any kind. The resolved section of our Proposal clearly "request[s] that the Board of Directors *adopt* the following Health Care Reform Principles." (Emphasis added). The Proposal does not ask the Company to engage with any government employee, agency or outside group to lobby for or against any legislation, regulation or rulemaking.

The Company relies on *International Business Machines Corp.*, (avail. December 17, 2013) to assert that it may exclude our Proposal. This precedent is woefully misplaced. In *IBM*, the proposal requested that the company "[j]oin with other corporations in support of the establishment a properly financed national health insurance system as an alternative for funding employee health benefits."[1] The *IBM* proposal was clearly a directive that dictated company action. Our Proposal only asks for the Company to adopt health care principles as a societal matter.

Furthermore, the *IBM* proposal directed how the company was to handle its own employee benefits program. The Commission has long maintained that proposals relating to employee benefits are excludable as an interference with a company's ordinary business operations. See *Target Corp.*, (*avail.* February 27, 2007), and also, *General Motors Corp.* (*avail.* March 24, 2005). Our Proposal does not ask the Company to engage in any sort of lobbying, nor does it relate to employee benefits. Rather, our Proposal simply asks for the Company to adopt health care reform principles as a societal matter.

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[1] Please note that the Company's no-action letter misquotes the *IBM* proposal.

The Staff has repeatedly ruled that shareholder proposals asking a company to adopt principles for health care reform may not be excluded under Rule 14a-8(i)(7). *See UnitedHealth Group Incorporated,* (avail. April 2, 2008);[2] *CBS Corporation,* (avail. March 30, 2009); *Bank of America Corporation,* (avail. Feb. 17, 2009); *General Motors Corporation,* (avail. March 26, 2008); *Exxon Mobil Corporation,* (avail. February 25, 2008); *General Motors Corporation,* (avail. February 25, 2008); *Xcel Energy Inc.*, (avail. February 15, 2008); *UST Inc.,* (February 7,2008); *The Boeing Company,* (avail. February 5, 2008); and *United Technologies Corporation,* (avail. January 31, 2008).

In the above proposals (the "progressive proposals"), the proponents made the same ask as our Proposal – that the companies adopt principles for health care reform.

The resolved sections of the progressive proposals state that:

> Shareholders... urge the Board of Directors (the 'Board') to *adopt principles for health care reform* based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable. (Emphasis added).

Likewise, our Proposal's resolved section states:

> The Shareholders of CVS Caremark request that the Board of Directors *adopt the following Health Care Reform Principles.*

1. Repeal state-level laws that prevent insurance companies from competing across state lines.
2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.
3. Repeal government mandates that dictate what insurance companies must cover.

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[2] Note that the Staff later allowed UnitedHealth to omit the proposal (under a request for reconsideration) on the sole ground that it had substantially implemented the proposal. This has no bearing on the Staff's decision of not allowing the company to omit the proposal on grounds that it related to the company's ordinary business operations.

4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.
5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.
6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures. (Emphasis added).

By seeking to exclude our Proposal, the Company is inappropriately asking the Staff to make a policy preference choice. The progressive proposals make the same exact ask as our Proposal – that a company adopt principles for health care reform. The progressive proposals spell out basic government-intensive reforms, while our reforms reflect free-market ideals. The Company is unacceptably asking the Commission to overlook the fact that it allowed proposals with liberal-leaning health care preferences as the Company demands that the Staff exclude market-based fixes.

Such favoritism is not the Staff's prerogative in the no-action determination process. And the Staff should not allow the Company to use the Commission as a tool to achieve this impermissible result.

CVS Caremark also seeks to exclude our Proposal since, as a health care-related company, our Proposal interferes with its ordinary business operations. Our Proposal is related to health care; that is not in dispute. But The Staff has previously rejected the very argument the Company now attempts.

In *UnitedHealth Group Incorporated*, (avail. April 2, 2008)[3], the company argued that:

> UnitedHealth is a provider of health care products and services (including health insurance), both to its customers and its employees, and, as such, any proposal requesting the Company to adopt principles on health care reform that relate to the manner in which health care coverage and insurance should be provided seeks to impact both the manner in which the Company provides its products and services to the public and the manner in which it provides health benefits to its employees.

Similarly, CVS Caremark seeks to exclude our Proposal since the "Proposal also directly implicates the Company's position in the marketplace as a health care provider... the Company is the largest integrated pharmacy health care provider in the United States."

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[3] One of the progressive proposals.

Despite the fact that UnitedHealth was directly engaged in the sale of health insurance, and that the progressive proposal directly implicated the health insurance market, the Staff ruled against the company, stating "[w]e are unable to concur in your view that UnitedHealth may exclude the proposal under rule 14a-8(i)(7). Accordingly we do not believe that UnitedHealth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

CVS Caremark would have the Staff believe that our Proposal seeks to run the business operations of the Company. Our Proposal never mentions or considers the Company's products, services or the future engagement of its lobbying division. Additionally, the Company's evidence that it is involved in the health care field does not transform health care from a significant social policy issue into ordinary business.

The Staff should uphold its clear precedent on this issue. To do otherwise would lead to absurd results in the no-action process. As the *UnitedHealth* proponent explained, the company's "argument would mean that any company receiving a shareholder proposal on a significant social issue could exclude the proposal if its business related to that significant social issue."

Health Care is Not a Matter of Ordinary Business as Contemplated by Rule14a-8(i)(7) Because the Staff has Consistently Ruled That It is a Significant Social Policy Issue

In the 1998 Release, the Commission made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues.

Just because a proposal raises a significant social policy issue, this is not a *de facto* defense to a colorable claim that a proposal still seeks to micromanage a company's operations. *See Apache Corp.*, (avail. March 5, 2008). However, the Staff has already ruled that health care-related proposals that are far more searching than ours do not micromanage company operations.

In *UnitedHealth*, the Company argued that:

> the Proposal here seeks to involve the Company in lobbying efforts relating to an aspect of its operations. The Proposal requests that the Company adopt principles for 'health care reform' that aim to effect change in federal health care policy – the Proposal and Supporting Statement indicate that the proposed five principles are based upon Insuring America's Health Principles and Recommendations (2004), a report 'urg[ing] the president and Congress to act immediately by establishing firm and

> explicit plan to reach this goal.' The report further, 'calls on the federal government to take action to achieve universal health insurance and to establish an explicit schedule to reach this goal.' (Internal citations omitted).

Despite the fact that the *UnitedHealth*[4] proposal directly called on the President and Congress to take very specific actions, the Staff did not allow the company to omit the proposal as an interference with ordinary business operations.

Our Proposal does not contain timetables. Our proposal does not direct the Company to call on the President or Congress to do anything. The progressive proposals are far more direct in their intention to micromanage company operations.

The Company's argument would be persuasive if we were asking CVS Caremark to engage its lobbying arm to enact the enumerated principles. We are not. Furthermore, as previously mentioned, the progressive proposals micromanaged the respective companies to a level not found in our Proposal. Therefore, the Staff should reject the Company's complaint that we are seeking to direct its specific lobbying and allow our Proposal to proceed to the Company's shareholders for a vote.

In 2008, the *UnitedHealth* proponent successfully argued that health care was a significant social policy issue, noting that "[h]ealth care reform is, in fact, the most important domestic issue in America."

Though time has elapsed since the Staff upheld the progressive proposals, health care remains as one of the paramount public policy issues in the United States and is nearly certain to remain so. According to *Talkers* magazine, the rollout of the Affordable Care Act was the most discussed story of 2013.[5] According to a November 2013 Gallup poll, other than dissatisfaction with the government,[6] Americans believe that poor health care/the high cost of health care is the largest problem in the United States.[7]

According to Gallup, the issue of health care is actually a growing – not a shrinking – concern. The data showed that, "[m]entions of poor health care or the high cost of healthcare as a top problem in the Nov. 7-10 survey have nearly doubled since September and are higher now than in any month since the Affordable Care Act become law in

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[4] As well as the other progressive proposals.

[5] "TALKERS Magazine Compiles News/Talk Radio's Most Talked-About Stories and People of 2013," Talkers, December 24, 2013, available at http://www.talkers.com/2013/12/24/tuesday-december-24-2013/ as of February 5, 2014.

[6] It can certainly be argued that the Affordable Care Act's difficult rollout, combined with arbitrary exemptions is a driver of the public's dissatisfaction with the government as well.

[7] Alyssa Brown, "More Americans Mention Healthcare as Top Problem in U.S.," Gallup Politics, November 14, 2013, available at http://www.gallup.com/poll/165848/americans-mention-healthcare-top-problem.aspx as of February 5, 2014.

March 2010. This suggests that recent troubles with the federal health exchange website and other problems with the health care law's rollout, including accusations that President Barack Obama misled Americans about keeping their current coverage, may be fueling public concern."[8]

Surely the Company does not mean to suggest that health care is no longer a significant social policy issue.

The Staff should uphold its clear precedent, reject the Company's complaint that we are seeking to direct its specific lobbying activities and allow our Proposal to proceed to the Company's shareholders for a vote.

The Company Should Not Be Permitted to Exclude Our Proposal Under Rule 14a-8(i)(10), Since the Company Offers No Evidence That it Has Substatnailly Implemented Our Proposal

The Company's second argument is that it should be allowed to exclude our proposal under Rule 14a-8(i)(10). However, the Company makes no claims anywhere in its no-action request that it has substantially implemented our Proposal.

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.*, (avail. March 8, 1991).

The Company's second headline suggests that it may exclude our Proposal under Rule 14a-8(i)(10), but the Company offers no arguments to forward this assertion.

We request that the Staff ignore and strike from the record the Company's entire argument under its second heading since it's no-action letter does not address the substantial implementation under Rule 14a-8(i)(10) as the Company suggests.

If the Staff disagrees, the remainder of the Company's arguments (under Rule 14a-8(i)(7)) remain unpersuasive.

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[8] Alyssa Brown, "More Americans Mention Healthcare as Top Problem in U.S.," Gallup Politics, November 14, 2013, available at http://www.gallup.com/poll/165848/americans-mention-healthcare-top-problem.aspx as of January 13, 2014.

The Company Should Not Be Permitted To Exclude Our Proposal Under Rule 14a-8(i)(7) Because It Would Have No Effect on the Company's Day-to-Day Operations, and Because Our Proposal is Substantially Similar to Many Proposals Which the Staff Has Determined Do Not Interfere With Ordinary Business Operations

The Company next argues that our Proposal would "have the Company engage in specific implementing activities, which would dictate how the Company would operate on a day-to-day basis." To make this claim, the Company tries to distinguish our Proposal from some of the allowable progressive proposals. The Company claims that the progressive proposals asked the companies to adopt "principles cast as general statements of opinion and afforded the company the flexibility to determine its own principles."

The progressive proposals did not leave companies free to adopt whatever they did or did not want to adopt. Companies were specifically required to adopt the five principles as spelled out in the remainder of the resolved sections.

With the Staff having decided a litany of no-action contests regarding health care proposals in recent years, the distinction between impermissible health care proposals despite extensive Staff precedent in allowing health care proposals was explained by John W. White, the former Director of the Securities and Exchange Commission's Division of Corporation Finance, in an August 2008 speech (the "2008 speech"). In his speech, White explained:

> During this past season, we were asked to make no-action determinations on a proposal of first impression – a non-binding proposal that urged companies to adopt principles for comprehensive healthcare reform. The [S]taff has taken no-action positions on various healthcare proposals in the past. For example, the [S]taff has permitted exclusion under 'ordinary business' of proposals asking a company to adopt more affordable and continuous healthcare for employees and retirees because such proposals relate to employee benefits. Similarly, proposals asking a company to lobby on employee benefit matters are excludable. This year's proposal was different – it urged companies to 'adopt principles for comprehensive healthcare reform.' Unlike prior proposals, it did not ask the companies to change their own healthcare coverage, or ask them to directly lobby anyone in support of health care change. No further action was contemplated by the proposal other than the adoption of principles.[9]

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[9] Note that the allowable proposals White discusses are the progressive proposals discussed above.

The 2008 speech marked a clear delineation between acceptable and excludable health care proposals. Proposals such as ours that ask a company to simply state its position on one of the most important issues in America – in this instance health care – are *prima facie* not excludable under Rule 14a-8(i)(7). Impermissible proposals direct either how a company handles its employee's health care benefits,[10] or asks a company "to directly lobby anyone in support of health care change." *2008 speech.*

Our Proposal suffers from no such deficiencies.

We are asking the Company to adopt these principles as a societal matter – to announce its adoption of these principles *to the public.* The Staff has repeatedly upheld proposals in which companies were asked to publicly announce or commit to certain principles. For example, in *AT&T Inc.*, (avail. February 10, 2012) the proponent requested that "the company *publicly commit* to operate its wireless broadband network consistent with Internet network neutrality principles." (Emphasis added.) In fact, the *AT&T* proposal went far beyond our Proposal in that it did not ask the company to merely adopt principles, but rather the company was asked to "operate its wireless network consistent with net neutrality" principles. The company objected to the proposal claiming that it interfered with its ordinary business operations under Rule 14a-8(i)(7). The staff disagreed with the company and allowed to the proposal, stating that "[w]e are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that 'deals with a matter relating to the company's ordinary business operations.' In view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." *See also*, *Sprint Nextel Corp.*, (avail. February 10, 2012) (allowing the same proposal as that in *AT&T* over the company's rule 14a-8(i)(7) objection); Verizon Communications, Inc., (avail. February 13, 2012) (allowing the same proposal as that in *AT&T* over the company's rule 14a-8(i)(7) objection).

In this string of precedent, the Staff allowed three proposals that not only asked each company to adopt a policy and publicly commit to it, but also to implement the policy. Our Proposal contemplates no company action beyond adopting principles for health care reform as a societal matter.

For the above reasons, the Company may not omit our proposal since it does not relate to the Company's ordinary business operations under Rule 14a-8(i)(7).

In the Interest of Expediency, the Company May Not Omit Our Proposal Because We are Willing to Amend the Proposal to Assuage the Company's Sole Concern

[10] *See Bellsouth Corporation*, (avail. January 3, 2005).

As a final matter, if the Company or the Staff would like us to amend our Proposal to unequivocally state that: "We are not asking the company to itself implement these reforms or to lobby for them. We only ask the Company to adopt these health care reform principles as a general societal matter," we would happily do so. We do not think this qualifying section is necessary, but – in the interest of working with the Company – we are willing to do so.

The Staff has wide latitude to permit shareholders to amend proposals to align with the strictures of Rule 14a-8. *See* Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). In SLB 14, the Commission stated:

> There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

In this instance, the addition of two short sentences – totaling 33 words[11] – clears up the Company's basic complaint with the Proposal. The Staff can enforce its own legal guidance by allowing this amendment. In doing so, it will rightly allow our Proposal to come before CVS Caremark's shareholders for a vote.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject CVS Caremark's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

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[11] Note that even with the addition of these 33 words, the Proposal is still under the 500-word limit.

Sincerely,



Justin Danhof, Esq.

cc: Thomas S. Moffatt, CVS Caremark




Thomas S. Moffatt
Vice President, Assistant Secretary and Assistant General Counsel
One CVS Drive
Woonsocket, RI 02895
T: 401.770.5409
F: 401.216.3758
E: Thomas.Moffatt@CVSCaremark.com

January 9, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
(Via email: shareholderproposals@sec.gov)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "Company" or "CVS Caremark"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am filing this letter with respect to the shareholder proposal and supporting statement submitted by The National Center for Public Policy Research (the "Proponent") by letter dated December 4, 2013 (the "Proposal") for including in the proxy materials that CVS Caremark intends to distribute in connection with its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials"). A copy of the Proposal and all related correspondence with the Proponent are attached as Exhibit A. I hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS Caremark omits the Proposal from its 2014 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS Caremark files its definitive 2014 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008) question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence the Proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, I am taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the Company.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2014 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper.

The Proposal

The Proposal states:

RESOLVED: The Shareholders of CVS Caremark request that the Board of Directors adopt the following Health Care Reform Principles.

1. Repeal state-level laws that prevent insurance companies from competing across state lines.

2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.

3. Repeal government mandates that dictate what insurance companies must cover.

4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.

5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.

6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from the 2014 Proxy Materials under Rule 14a-8(i)(7) because it implicates the Company's ordinary business operations (1) by seeking to involve the Company in the political and legislative process with respect to the Company's core operations and (2) by seeking dictate how the Company should operate on a day-to-day basis.

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7).

I. The Proposal May Be Excluded Under 14a-8(i)(7) As the Proposal Seeks to Involve the Company in the Political Or Legislative Process With Respect to the Company's Core Operations

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." Under the Exchange Act Release No. 40018 (May 21, 1998) (the "Release"), "ordinary business" refers to matters that "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." In the Release, the Commission articulated two main considerations that underlie the ordinary business exclusion. The first recognizes that there are certain tasks that are "so fundamental to management's ability to run a company on a day to day basis" that they cannot be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal is excludable because the Proposal seeks to involve the Company in the political or legislative process relating to not only an aspect of the Company's operations, but a core part of the Company's operations, including the products and services it provides, by requesting the Company to adopt various "Health Care Reform Principles" that would require changes to various state and federal laws in areas such as health care, health insurance and tort reform.

The Staff has consistently granted no-action relief to companies where a shareholder proposal seeks to involve the company in the political or legislative process relating to an aspect of the company's operations. For example, in *International Business Machines Corp.* (Dec. 17, 2008), the Staff concurred with the company that a proposal asking the company to provide its shareholders with a comparison of health benefits costs in the United States with other countries and "[j]oin with other corporations in support of the establishment of a properly financial national health insurance system as an alternative for funding employee health benefits" was excludable under Rule 14a-8(i)(7) since the proposal was "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." Likewise, in *Brunswick Corp.* (Feb. 10, 1992), the Staff permitted exclusion of a stockholder proposal under Rule 14a-8(i)(7) because the proposal was directed at involving the company in the political or legislative process relating to an aspect of the company's operations by requesting the company produce a report that (i) compared the health care standards, methods of administration, costs and financing of health care plans in all countries where the company did business, and (ii) described aspects of governmental policy affecting those plans that should be included in the United States' development of a national health insurance plan. It should be noted that the Staff's decision in *Brunswick Corp.* was challenged by its proponent in federal court, and the Staff's determination that the proposal could be excluded under the ordinary business exemption was upheld. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144 (S.D.N.Y. 1992) (holding that the proposal "as adopted is not limited to corporate policy but seeks to cause the corporation to form national policy" and that "there is not precedent to support such a proposal"). *See also Chrysler Corp.* (Feb. 10, 1992) (permitting exclusion under Rule 14a-8(i)(7) because the proposal was "directed at involving the [c]ompany in the political or legislative process relating to an aspect of the [c]ompany's operations" when the proposal requested the company "actively support and lobby for universal health coverage for all US residents").

Similar to the proposals in the various letters discussed above, the Proposal is directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations. However, the Proposal goes further, it directs the Company to be involved in the political or legislative process relating to the Company's pharmacy services and retail pharmacy operations, which are the Company's core operations. For example, the Proposal and the supporting statement asks the Company's Board of Director to support legislative change relating to health insurance costs, insurance companies and coverage plans, each of which relate to health insurance which forms an integral part of the Company's pharmacy services operations. Indeed, the Proposal explicitly states that the principles articulated in the Proposal are intended to reduce government controls which the Proposal argues have led "to rationing health care supplies and services," the very product and services that the Company provides as part of its core operations. The Proposal also directly implicates the Company's position in the marketplace as a health care provider. As disclosed in the Company's 2012 Annual Report, the Company is the largest integrated pharmacy health care provider in the United States. In 2012, the Company generated $73.4 billion in net revenues from its pharmacy services operations and $63.5 billion in net revenues from its retail pharmacy operations. Indeed, the Proposal acknowledges explicitly the Company's position as a "leading American health care company." As such, the Proposal would dictate the Company's legislative priorities and strategies concerning health care reform in the United States and would direct the Company in "certain core matters involving the company's business and operations," since the Company would be compelled to take specific legislative and political positions on health care reform under the Proposal. Further, as these legislative priorities and strategies affect the Company's core operations, determinations relating to these priorities and strategies are "fundamental to management's ability to run [the] company on a day to day basis." *See* Release. Consequently, since the Proposal seeks to involve the Company in the political or legislative process with respect to not only an aspect of the Company's operations, but its core operations, the Company respectively submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under 14a-8(i)(10) As The Proposal Seeks to Dictate How the Company Should Operate on a Day-to-Day Basis

Based on the wording of the principles contained in the Proposal and the supporting statement, the Proposal is clear that the principles are meant to have the Company engage in specific implementing activities, which would dictate how the Company would operate on a day-to-day basis. In particular, the principles request the Company to (1) implement "cost-savings measures," (2) provide "superior health care products and outcomes" and (3) "increase cost transparency," all of which are ordinary business matters. Each of these are "core matters involving the company's business and operations" and affect both management's ability to run the Company on a "day-to-day basis" and reflects a desire to "micro-manage" the Company with respect to its cost management and product offerings, which shareholders, as a group, would not be in a position to make an informed judgment. *See* Release.

The Proposal characterizes the principles as "free-market health care policies" that should be adopted by the Company, suggesting that the Company would need to take steps to implement the policies into its day-to-day operations. The Proposal aims for the Company to become "a leader in cost-saving measures that will ensure greater access to health care for Americans and superior health care products and outcomes," suggesting that the Company would need to implement "cost-savings measures" and provide "superior health care products" in order to implement the Proposal. Further, one of the principles articulated in the Proposal would also hope to "increase cost transparency of health care treatments so consumers can be better-informed market participants."

Thus, the Proposal stands in contrast to proposals seeking the adoption of principles supporting access to affordable health care where the Staff has not permitted exclusion under Rule 14a-8(i)(7). These other proposals sought the adoption of principles cast as general statements of opinion and afforded a company the flexibility to determine its own principles. For example, in *United Technologies Corp.* (Jan. 31, 2008), the Staff denied relief under Rule 14a-8(i)(7) when the proposal urged the board to adopt principles for health care reform based upon the following general principles: (1) health care coverage should be universal; (2) health care coverage should be continuous; (3) health care coverage should be affordable to individuals and families; (4) the health insurance strategy should be affordable and sustainable for society; and (5) health insurance should enhance health and well-being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable. *See also, e.g., CBS Corp.* (Mar. 30, 2009); *Yum! Brands, Inc.* (Mar. 9, 2009); *Nucor Corp.* (Feb. 27, 2009); *PepsiCo, Inc.* (Feb. 26, 2009). These general statements of opinion did not call for the company to undergo any implementation of the opinions or principles and did not seek to involve the Company in demanding federal and state governments to repeal, enact and reform laws.

In this instance, even if the Proposal could be viewed as relating to a significant policy issue concerning health care reform, it is properly excludable under Rule 14a-8(i)(7) because it focuses on activities intended to implement specific policies that implicate ordinary business matters. The Staff has consistently permitted exclusion of shareholder proposals where the proposal required implementation which implicates ordinary business matters, even though it also related to a potential significant policy issue. *See* Staff Legal Bulletin No. 14A (suggesting that proposals that relate to ordinary business matters but focus on sufficiently significant social policy issues could be excludable if the proposals fail to "transcend day-to-day business matters"). In *CVS Caremark Corp.* (Jan. 31, 2008, *recon. denied* Feb. 29, 2008), for example, the Staff permitted exclusion under Rule 14a-8(i)(7) when the proposal included the same principles presented in *United Technologies*, but the supporting statement in *CVS Caremark* urged the board to report annually on how it was implementing such principles. Since the proposal would require implementation that would affect the company's management of its employee benefits, the proposal was excludable as relating to ordinary business operations. *See also Wyeth* (Feb. 25, 2008) (granting exclusion under Rule 14a-8(i)(7) to an identical proposal as *CVS Caremark*); *CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked the company to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter); *General Electric Co.* (Feb. 3, 2005) (granting exclusion under Rule 14a-8(i)(7) to an identical proposal as *Capital One Financial Corp.*).

As described above, the Proposal calls for the Company to adopt principles and policies intended to encourage the federal and state governments to repeal, enact and reform laws related to insurance, taxes and cost transparency concerning health care, including Company measures that relate to the Company's cost management and product offerings, which are ordinary business matters. Thus, as in *CVS Caremark*, even if the Proposal is viewed as relating to a significant policy issue, the focus of the Proposal is to dictate the Company's ordinary business operations. For these reasons, the Company respectively submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2014 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Thomas Moffatt (ahc)

Tom Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel – Corporate Services

Attachment

cc w/ att: Mr. Justin Danhof, National Center for Public Policy Research
Mr. Stephen Giove, Shearman & Sterling LLP

EXHIBIT A

From: Justin Danhof [jdanhof@nationalcenter.org]
Sent: Wednesday, December 04, 2013 3:21 PM
To: Moffatt, Thomas S.
Subject: NCPPR Shareholder Proposal
Attachments: CVS_2014_NCPPR Proposal.pdf

Mr. Moffatt,

Attached please find the shareholder proposal that we discussed this morning.

Best,
Justin Danhof

--
Justin Danhof, Esq.
General Counsel

The National Center for Public Policy Research
501 Capitol Court, NE
Suite 200
Washington, DC 20002
T. 202-543-4110
F. 202-543-5975

THE NATIONAL CENTER



FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Email: Thomas.Moffatt@CVSCaremark.com

December 4, 2013

Thomas Moffatt, Corporate secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Dear Mr. Moffatt,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the CVS Caremark (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned CVS Caremark stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Free Market Health Care Reform Policies

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Free Market Health Care Reform Policies

Whereas:

The Securities and Exchange Commission considers health care a significant public policy issue and the debate over the government's role in providing health care insurance and regulating the health care marketplace continues.

Resolved:

The Shareholders of CVS Caremark request that the Board of Directors adopt the following Health Care Reform Principles.

1. Repeal state-level laws that prevent insurance companies from competing across state lines.

2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.

3. Repeal government mandates that dictate what insurance companies must cover.

4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.

5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.

6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

Supporting Statement:

The Proponent is concerned about the rising costs of health care in the United States. According to Aetna, "[t]otal health care spending in the United States is expected to reach $4.8 trillion in 2021, up from $2.6 trillion in 2010 and $75 billion in 1970... this means that health care spending will account for nearly 20 percent of gross domestic product... by 2021."

This cost curve is unsustainable and continued government controls could lead to rationing of health care supplies and services. CVS Caremark has actively promoted policies, such as the Affordable Care Act, that increase the federal government's control over the health care marketplace.

The Proponent believes that health care reform must move away from government controls and move toward individual empowerment.

As a leading American health care company, CVS Caremark is positioned to influence the discussion of American health care reform. By adopting the above free-market health care policies, CVS Caremark can be a leader in cost-saving measures that will ensure greater access to health care for Americans and superior health care products and outcomes.

Costs will decrease, and transparency will increase, if Americans are legally able to purchase insurance across state lines.

Government mandates dictating what insurance companies must cover artificially increase health care costs. Consumers should be able to determine what type of coverage plan best fits their needs.

Individual empowerment is increased when individuals and families can deduct health insurance costs or receive tax credits.

From: Moffatt, Thomas S.
Sent: Wednesday, December 04, 2013 3:53 PM
To: Justin Danhof
Subject: RE: NCPPR Shareholder Proposal

Received – thanks. I'll be in touch to discuss at some point in the coming weeks.

Tom

Tom Moffatt | CVS Caremark | Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5409 | fax: 401-216-3758 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | thomas.moffatt@cvscaremark.com

---

From: Justin Danhof [mailto:jdanhof@nationalcenter.org]
Sent: Wednesday, December 04, 2013 3:21 PM
To: Moffatt, Thomas S.
Subject: NCPPR Shareholder Proposal

Mr. Moffatt,

Attached please find the shareholder proposal that we discussed this morning.

Best,
Justin Danhof

--
Justin Danhof, Esq.
General Counsel

The National Center for Public Policy Research
501 Capitol Court, NE
Suite 200
Washington, DC 20002
T. 202-543-4110
F. 202-543-5975

From: Justin Danhof [jdanhof@nationalcenter.org]
Sent: Thursday, December 12, 2013 2:34 PM
To: Moffatt, Thomas S.
Subject: Re: NCPPR Shareholder Proposal
Attachments: NCPPR_CVS_Ownership Documents.pdf

Mr. Moffatt,

Attached please find the supporting ownership documentation for the National Center for Public Policy Research's shareholder proposal that was submitted on December 4, 2013. A duplicate copy will be delivered via FedEx.

Sincerely,
Justin Danhof

--
Justin Danhof, Esq.
General Counsel

The National Center for Public Policy Research
501 Capitol Court, NE
Suite 200
Washington, DC 20002
T. 202-543-4110
F. 202-543-5975

On 12/4/13 3:52 PM, "Moffatt, Thomas S." <Thomas.Moffatt@CVSCaremark.com> wrote:

Received – thanks. I'll be in touch to discuss at some point in the coming weeks.

Tom

Tom Moffatt | CVS Caremark | Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5409 | fax: 401-216-3758 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | thomas.moffatt@cvscaremark.com

From: Justin Danhof [mailto:jdanhof@nationalcenter.org]
Sent: Wednesday, December 04, 2013 3:21 PM
To: Moffatt, Thomas S.
Subject: NCPPR Shareholder Proposal

Mr. Moffatt,

Attached please find the shareholder proposal that we discussed this morning.

Best,
Justin Danhof

THE NATIONAL CENTER



FOR PUBLIC POLICY RESEARCH

Via FedEx and Email: Thomas.Moffatt@CVSCaremark.com

December 12, 2013

Thomas Moffatt, Corporate secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Dear Mr. Moffatt,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Free Market Health Care Reform Policies) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on December 4, 2013.

Sincerely,



Justin Danhof, Esq.

Enclosure: Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street, NW
Suite 1100
Washington, DC 20005

www ubs com

December 12, 2013

Thomas Moffatt, Corporate secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Dear Mr. Moffatt,

UBS holds 65 shares of CVS Caremark's (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to CVS Caremark in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on May 4, 2012, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research